1(213) 683-6248

aliciaharrison@paulhastings.com

May 8, 2013	70128.00001

VIA FACSIMILE AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Christina Chalk
Mr. Reid Hooper

Re:	Mac-Gray Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2013 by Moab Capital Partners, LLC, Moab Partners, L.P. and Michael
Rothenberg
File No. 001-13495

Dear Ms. Chalk and Mr. Hooper:

We are in receipt of the Staff’s letter dated May 3, 2013 (the “Letter”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of our client, Moab Capital Partners, LLC, Moab Partners, L.P. and Michael Rothenberg (collectively, “Moab”), as set forth below.

In connection with our response, we note that (i) a revised Preliminary Proxy Statement on Schedule 14A was filed on behalf of Moab with the Securities and Exchange Commission (the “Commission”) via EDGAR on April 30, 2013 to incorporate certain updated and amended disclosures in the above-referenced Preliminary Proxy Statement, and (ii) a further revised Preliminary Proxy Statement on Schedule 14A has been filed on behalf of Moab with the Commission via EDGAR on May 8, 2013 in order to incorporate the additional and/or supplemental disclosures requested in the Letter (the “Revised Proxy Statement”).

For ease of reference, we have reproduced each of the Staff’s comments below, followed by Moab’s response.

Staff Comments and Moab Responses to Schedule 14A – Preliminary Proxy Statement

General

1.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: The cover page of the Revised Proxy Statement has been revised to include a header clearly stating “PRELIMINARY VERSION.” The form of proxy in the Revised Proxy Statement has also been revised to include a header clearly stating “PRELIMINARY VERSION.”

May 8, 2013

2.	We note that this filing refers security holders to information that will be contained in the issuer’s proxy statement for its annual meeting. Please confirm that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations within its proxy soliciting material. If so, clearly indicate which portions of management’s proxy statement you are referring to for the relevant information required in Schedule 14A.

RESPONSE: Moab only intends to rely on the issuer’s proxy statement in accordance with Rule 14a-5(c) in regards to the date of the annual stockholder’s meeting for 2013 for the purpose of determining the notice period in connection with a shareholder nomination or proxy solicitation..

3.	Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. You may use brackets to indicate the information is subject to change.

RESPONSE: The Revised Proxy Statement has been revised to include information known to Moab since the Preliminary Proxy Statement as of the most reasonable practicable date. However, certain information in the “Reasons for Solicitation” is specific to certain dates which, as indicated in the Revised Proxy Statement, are significant in the history of the Company and/or Moab’s proxy contest with Mac-Gray Corporation (“Mac-Gray” or the “Company”).

Reasons for Solicitation

4.	Please balance your tabular disclosure on page 3 to also provide the EV/EBITDA multiples paid in all eight of the acquisitions you state that Mac-Gray has made since its IPO in 1997.

RESPONSE: The tabular disclosure on page 3 of the Revised Proxy Statement has been revised to include the EV/EBITDA multiples paid in all of the acquisitions made by Mac-Gray since its IPO in 1997 for which the acquired company’s EBITDA is available.

5.	Please provide the basis for your statement on page 3 that Mac-Gray’s general and administrative expenses are higher as a percentage of revenue today than they were in 1997.

RESPONSE: The statement on page 3 of the Revised Proxy Statement in regards to Mac-Gray’s general and administrative expenses has been revised as follows to specify the increase in such expense since Mac-Gray’s IPO [emphasis added to revisions]: “For example, though the Company’s LTM revenue has grown from $79.2 million at the time of its 1997 IPO to $322.1 million as of December 31, 2012, its gross margin has contracted from 24.7% to 16.4%, its general and administrative expenses as a percentage of revenue have expanded from 6.1% at the time of IPO to 6.7% today, and the Company’s adjusted EBITDA margin has fallen from 22.8% to 21.2% in that same time period. Mac-Gray has also failed to generate material organic revenue growth in its fifteen years as a public company.”

6.	Please revise your disclosure to clarify how you calculated the Organic Revenue Compound Annual Growth Rate (CGAR) of Mac-Gray as 0.6% per year since its IPO. In addition, clarify your reference to “a number of price increases” that you state occurred since Mac-Gray’s IPO in 1997.

May 8, 2013

RESPONSE: To focus on the period of time most relevant to the matter in question in the Preliminary Proxy Statement, Moab has recalculated the organic revenue growth of Mac-Gray for the period from December 31, 2003, the end of the fiscal year prior to the election of David Bryan to the Board in March 2004, to December 31, 2012. Accordingly, a new chart has been substituted for the existing chart on page 4 of the Revised Proxy Statement and the disclosure in regards to the Company’s organic revenue growth (or lack thereof) has been revised and supplemented as follows: “Mac-Gray has also failed to generate any organic revenue growth from December 31, 2003, the date of the most current reported financials prior to David Bryan’s election in March 2004, to December 31, 2012. From 2004 through 2011, the Board reported increases in Company prices in its SEC filings each year (with the exception of 2008), after which the Company changed the terminology in its SEC filings and, commencing in 2012, began describing the impact of its “price management initiatives” on revenue. However, as shown by the following chart, the net revenue acquired (after the Microfridge divestiture) over this nine-year period ended December 31, 2012 is exactly equal to the Company’s reported revenue for the twelve months ended March 31, 2013. This implies that Mac-Gray has generated a 0% organic revenue growth since the election of the incumbent Class I directors despite the Company’s statements that it has implemented numerous price increases and “price management initiatives” in that same time frame.”

As basis for Moab’s assertion that there have been numerous price increases and “price management initiatives” during the term of the incumbent Class I directors, attached as Exhibit A hereto is a chart indicating each 10-K and 10-Q filed by Mac-Gray since 2000 in which the Company refers to implementing these price increases and “price management initiatives.”

7.	Explain why you have included Copico in the chart on page 4 from which you derived the CGAR referenced in our last comment above. Is Copico a laundry business or a coin and card-operated reprographics business? Was Copico’s business wound down in 2012? If so, why is it appropriate to include here?

RESPONSE: A new chart has been substituted for the existing chart on page 4 of the Revised Proxy Statement with only those acquisitions that occurred during the period from December 31, 2003 to December 31, 2012. Copico is not included on the new chart as the business was acquired in 1998. However, in response to your request, Copico was included in the chart on page 4 of the Preliminary Proxy Statement because we have seen no disclosure that the business was divested or wound down. Mac-Gray disclosed in its 2006 Form 10-K that it wrote-down a significant portion of the assets of its reprographics business and described its reprographics business as “immaterial” in its 2009 Form 10-K. We also note the revenue from Microfridge has been included as a justified decline of revenue on the new chart on page 4 of the Revised Proxy Statement because Microfridge was sold in 2010 for value. The revenue of Microfridge at the time of divestiture was taken from the Company’s disclosure of discontinued operations in its 2010 Form 10-K.

8.	Please clarify the time periods surrounding the “tenure of the Class I directors” and the “entire time” Mr. MacDonald has been CEO to provide context to your statement that “organic revenue has actually declined by $27.6 million.” For example, if each Class I director has a different tenure, it is unclear what time frame was used to calculate the decline in organic revenue. Further, quantify the “significant” salary increases, incentive plan payouts and bonuses you state were rewarded to Mr. MacDonald during this period.

May 8, 2013

RESPONSE: As indicated in the response to Item 6, Moab has recalculated the organic revenue growth of Mac-Gray (or lack thereof) for the period from December 31, 2003, the end of the fiscal year prior to the election of David Bryan to the Board in March 2004, to December 31, 2012. Since Mary Ann Tocio has been a director since her appointment to the Board in November 2006, the nine-year period covers the entire term of both incumbent Class I directors nominated for re-election at the 2013 Annual Meeting. The disclosure on page 9 of the Revised Proxy Statement has been revised as indicated in our response to Item 6 to assert that the Company has generated no organic revenue growth in that nine-year period.

The statement on page 4 of the Revised Proxy Statement in regards to Stewart Gray MacDonald Jr.’s salary has been revised and supplemented as follows to specify the time frame and dollar amounts of his salary increases [emphasis added to revisions]: “Meanwhile, Stewart Gray MacDonald Jr. has been CEO during this same time frame, and has been handsomely rewarded by the Compensation Committee of the Board of Directors with significant salary increases, incentive plan payouts, and bonuses for such performance. For example, Mr. MacDonald’s total compensation increased from $468,237 in 2003 to $1,708,872 in 2012. Specifically, his salary increased from $314,596 in 2003 to $535,300 in 2012, and his combined bonus, non-equity/cash compensation, stock/options awards, and all other compensation has increased from $153,641 to $1,173,572 in that same time period.”

For clarification, the reference in the first sentence to “this same time frame” is to the period from December 31, 2003 to December 31, 2012 mentioned in a preceding sentence.

9.	Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note the first and second sentences in the first paragraph on page 4, the first sentence in the second paragraph and the penultimate sentence in the third paragraph on page 4 and the first sentence in the first paragraph on page 7 appear to imply that the current directors are unwilling to work to maximize stockholder value, possibly in violation of their fiduciary duties. Please provide us with support for the referenced disclosure or delete the statements.

RESPONSE: The statements referenced in Item 9 have been revised and/or supplemented in the Revised Proxy Statement as follows to more clearly characterize Moab’s opinion or belief with respect to the matters addressed in those statements or to provide a factual foundation for those statements [emphasis added to revisions]:

•	first and second sentences in the first paragraph on page 4

“MacGray has also reduced emphasis on the reprographics business it acquired in the Copico transaction. Along with approving acquisitions at valuations that implied higher EV/EBITDA multiples than Mac-Gray’s at the time, the Board has a history of restricting stockholder rights, one example being its failure to implement a successful shareholder proposal to declassify the Board.”

May 8, 2013

•	the first sentence in the second paragraph in the third paragraph on page 4

“Another action that raises Moab’s concern is the Company’s use of corporate funds to purchase stock from a large shareholder that communicated to Moab its support of Moab’s slate in advance of the 2012 Annual Meeting.

•	the penultimate sentence in the third paragraph on page 5

[Above the table:] “For whatever reason, the Board refuses to share much of Mac-Gray’s substantial free cash flow with stockholders. As illustrated in the table below, only 6.4% of the cash flow generated by the Company in the last five years has been paid as dividends.”

[Below the table:] “Furthermore, while the Board’s announcement of a 45% increase to the dividend on February 25, 2013, appears substantial on a percentage basis, it is important to note that Mac-Gray’s dividend still only represents 17.7% of the free cash flow that Moab calculates the Company will generate in 2013 based on its public guidance.”

•	the first sentence in the first paragraph on page 7

“The Board’s aforementioned actions have motivated other shareholders to engage the Company in a series of costly shareholder campaigns.”

10.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note for example:

•	your belief that the two acquisition proposals from Coinmach Services Corporation and KP Capital were “stockholder-friendly;”

•	your belief that the board approved “expensive acquisitions;”

•	your belief that the company’s use of corporate funds is to ‘‘entrench the board;”

•

your belief that in response to you proposing your slate of directors for election at the company’s 2012 Annual meeting, the company utilized its share repurchase program to negotiate a private stock purchase from a “dissident” shareholder;

•	your belief that the company, as disclosed on page 8, “rewarded executives with cash incentives even when revenue and earnings decline[d];”

May 8, 2013

•

your belief, as disclosed on page 8, that the decision to reduce the size of the board “after Moab named three persons to be nominated looks to us to be an attempt to entrench the criticized policies.”

Please substantiate these beliefs or delete the statements.

RESPONSE: The statements referenced in the bullet points in Item 10 have been revised in the Revised Proxy Statement as follows to more clearly characterize Moab’s opinion or belief with respect to the matters addressed in those statements [emphasis added to relevant revisions]:

•	your belief that the two acquisition proposals from Coinmach Services Corporation and KP Capital were “stockholder-friendly;”

“The Board also unanimously rejected two offers to acquire the Company at substantial premium prices to Mac-Gray’s trading price at the time the offers were received.”

•	your belief that the board approved “expensive acquisitions;”

“Along with approving acquisitions at valuations that implied higher EV/EBITDA multiples than Mac-Gray’s at the time, the Board has a history of restricting stockholder rights, one example being its failure to implement a successful shareholder proposal to declassify the Board.”

•	your belief that the company’s use of corporate funds is to ‘‘entrench the board;”

“Another action that raises Moab’s concern is the Company’s use of corporate funds to purchase stock from a large shareholder that communicated to Moab its support of Moab’s slate in advance of the 2012 Annual Meeting.”

•

your belief that in response to you proposing your slate of directors for election at the company’s 2012 Annual meeting, the company utilized its share repurchase program to negotiate a private stock purchase from a “dissident” shareholder;

“After Moab proposed its slate of directors for election at the Annual Meeting of the Company’s Stockholders in 2012 (the “2012 Annual Meeting”), representatives of the Company used its entire $2 million share repurchase authorization to negotiate a private purchase of stock at $15.03 per share from a large shareholder which Moab believes favored Moab’s slate.”

•	your belief that the company, as disclosed on page 8, “rewarded executives with cash incentives even when revenue and earnings decline[d];”

“Therefore, bonuses are awarded when revenue and earnings decline. For example, the Company’s revenue in 2009, excluding MicroFridge, was $325.9 million. For 2010, the Compensation Committee set the 100% Bonus Level Target for revenue at $325.9 million, implying that 0% year-over-year growth was needed for executives to achieve 100% of their target bonus. Mac-Gray’s actual revenue in 2010, excluding MicroFridge, was $320.0 million, representing a year-over-year decline from 2009. However, because management achieved 98% of its 2010 revenue target, executives still received a bonus for their efforts. Additional bonuses and salary hikes were also awarded to the CEO after the closing of several acquisitions before the merits of those transactions could have been properly evaluated.”

May 8, 2013

•

your belief, as disclosed on page 8, that the decision to reduce the size of the board “after Moab named three persons to be nominated looks to us to be an attempt to entrench the criticized policies.”

We initially notified the Board that we intended to nominate three candidates for election to the Board; subsequently, the Board announced in its proxy materials that it has reduced the number of Class I directors to two effective upon the retirement of director Edward McCauley

11.	We note your statement on page 4 that the board has “neglected to approve a new share repurchase authorization despite the fact that the stock price traded down 27% in the months following the last repurchase.” Please revise your disclosure to provide a specific date range associated with the referenced 27% stock price decline to explain how you arrived at this figure.

RESPONSE: The statement on page 5 of the Revised Proxy Statement in regards to the Company’s stock price decline has been revised in its entirety to provide the date range and Moab’s determination of the decline: “Despite the fact that the stock price traded down 27% from the average price of $15.03 paid per repurchased share as implied by 10-Q published for the period of March 31, 2012 ($2.0 million spent to repurchase 133,000 shares) to $10.92 on November 16, 2012, the Board failed to approve a new share repurchase program during that time.”

12.	In the same paragraph on page 4, provide context and explanation for your assertion that “[f]or whatever reason, the Board refuses to share Mac-Gray’s substantial free cash flow with stockholders.” In the next sentence, you acknowledge that the company is paying dividends. It appears that in February 2013, the board approved a significant increase in the dividend, and that dividends have increased for the last three years. Please balance your disclosure or explain it further, in light of these facts.

RESPONSE: The assertion on page 5 of the Revised Proxy Statement in regards to the Company’s dividends has been revised and supplemented as follows to more clearly characterize Moab’s opinion with respect to Mac-Gray’s dividend history and to provide additional context on recent dividend activity [emphasis added to revisions]:

[Above the table:] “For whatever reason, the Board refuses to share much of Mac-Gray’s substantial free cash flow with stockholders. As illustrated in the table below, only 6.4% of the cash flow generated by the Company in the last five years has been paid as dividends.

May 8, 2013

[Below the table:] “Furthermore, while the Board’s announcement of a 45% increase to the dividend on February 25, 2013, appears substantial on a percentage basis, it is important to note that Mac-Gray’s dividend still only represents 17.7% of the free cash flow that Moab calculates the Company will generate in 2013 based on its public guidance.”

13.	In order to provide context to your tabular disclosure on page 5, please identify the comparable companies, including the total market capitalization of each company and the specific 2011-2012 CEO salary of each company in the small-cap service industry comparables group. We note similar disclosure provided in your Schedule 13D filed on March 6, 2013.

RESPONSE: A new tabular disclosure has been inserted on page 7 of the Revised Proxy Statement to identify the companies in the Small-cap Service Industry Comparables group, including the total market capitalization of each company and the specific 2011 CEO salary of each company.

14.	We note your disclosure on page 6 that in the two years prior to the announcement of Moab’s nominees, the company’s “stock declined by 20% as Operating Income declined.” Revise your disclosure to provide specific stock prices and date ranges surrounding the 20% stock price decline. In addition, clarify the decline in operating income you refer to.

RESPONSE: The disclosure on page 8 of the Revised Proxy Statement in regards to the decline in the Company’s stock price and operating income has been revised as follows to provide the specific dollar amounts and requested dates [emphasis added to revisions]: “In the two years prior to the announcement of Moab’s nominees, from March 4, 2011 to March 5, 2013, Mac-Gray’s stock declined by 20% from $15.66 to $12.50, while Operating Income declined from $7.1 million to $6.5 million in the corresponding quarters ended March 31, 2011 and March 31, 2013, respectively.” We note that stock markets and exchanges were closed on March 5, 2011 as it was a Saturday, so March 4, 2011 was the last business day before the two-year period preceding Moab’s Board announcement.

15.	Please provide narrative disclosure and labels for the graph provided on page 6. Your revised disclosure should explain the purpose of the graph and should describe the inputs and specific axes to the graph. For example, define “TUC” and explain whether the EPS used in the graph is straight EPS or adjusted EPS.

RESPONSE: A new footnote disclosure has been inserted below the graph on page 9 of the Revised Proxy Statement as follows to explain the purpose of the graph, describe the inputs and axes, and identify the ticker symbols: “TUC” is the trading symbol for Mac-Gray Corporation on the New York Stock Exchange. EPS values shown are as reported in accordance with GAAP accounting. The y-axis shows the indexed percentage change. The x-axis increases in one-year increments from the date of the Company’s IPO to March 5, 2013.”

16.	Please revise your disclosure on page 7 to clarify that the company successfully nominated Bruce Percelay, initially a Moab Capital nominee, as one of the company’s director nominees for election as a Class III director at the company’s 2012 Annual Meeting.

May 8, 2013

RESPONSE: The disclosure on page 9 of the Revised Proxy Statement has been revised as follows to clarify the nomination and election of Bruce Percelay to Mac-Gray’s Board [emphasis added to revision]: “In February 2012, Moab nominated two directors for election to the Board at the 2012 Annual Meeting. The Company and Moab agreed to a settlement which resulted in the Company nominating Bruce Percelay, one of Moab’s initial two nominees, for election as a Class III director at the Company’s 2012 Annual Meeting. Bruce Percelay was successfully elected to replace Bruce Ginsberg.”

17.	Provide the basis for your statement on page 7 that the “Company reports spending nearly $2 million over the course of these campaigns but has yet to take any corrective action.” We note that two new independent directors have been appointed to the board, the company’s shareholder rights plan has been terminated and the company has recommended the current charter amendment to shareholders which you support. Please revise to explain how you considered these actions in making your assertion above.

RESPONSE: The statement on page 9 of the Revised Proxy Statement has been revised and supplemented as follows to provide additional context for Moab’s assertion of Mac-Gray’s failure to take certain corrective actions approved by stockholders [emphasis added to revisions]: “The Company reports spending nearly $2 million from 2009 to 2012 in relation to these proxy contests but, prior to Moab’s Board nominations on March 6, 2013, the Board failed to act on the stockholder-approved initiatives to amend the Company’s by-laws and remove the poison pill. While the Company has removed the poison pill and proposed to amend its by-laws, these actions were only taken after Moab announced its nominees for election as directors to the Board at the 2013 Annual Meeting. The Board has continued to ignore the initiative to declassify the Board which was approved by a majority vote at both of the past two annual meetings of stockholders.”

18.	Provide the basis for your statement on page 7 that the company’s “shares have delivered a compounded annual return of just 0.83% per year since going public through the date of Moab’s nominations.”

RESPONSE: The statement on page 9-10 of the Revised Proxy Statement has been revised as follows to provide the Company’s compounded annual return at the time of its IPO and the day before Moab announced its Board nominations [emphasis added to revisions]: “As shown below, Mac-Gray shares have delivered a compounded annual return of just 0.83% per year since going public at $11.00 per share on October 16, 1997 through March 5, 2013 when the stock closed at $12.50.”

19.	Please revise your disclosure on page 8 to discuss the board’s decision, as described in the company’s proxy materials, to reduce the number of Class I directors to be elected at the 2013 Annual Meeting to two given the retirement of current independent director, Mr. Edward F. McCauley.

RESPONSE: The disclosure on page 11 of the Revised Proxy Statement in regards to the reduction of the Company’s Board has been revised as follows to specify the timing of the reduction [emphasis added to revisions]: “We initially notified the Board that we intended to nominate three candidates for election to the Board; subsequently, the Board announced in its proxy materials that it has reduced the number of Class I directors to two effective upon the retirement of director Edward McCauley.”

May 8, 2013

20.	Refer to the disclosure in the last full paragraph on page 9, in which you state that “Mr. Rothenberg, as Managing Director of Moab Capital, cannot disclaim all potential conflicts of interest with respect to the Company or all interest in seeking a transaction with the Company ...” Expand the disclosure to explain how any such conflicts would be handled. In addition, explain whether (and if so, how) Moab and its nominees like Mr. Rothenberg could benefit from transactions with the company in a manner different than all other company stockholders. As an example only, could Moab or its affiliates potentially receive fees or bonus payments for a transaction with Mac-Gray?

RESPONSE: The disclosure on page 11-12 of the Revised Proxy Statement in regards to Mr. Rothenberg’s potential conflicts of interest has been revised as follows to how such conflicts may be handled [emphasis added to revisions]: “Mr. Rothenberg, as Managing Director of Moab Capital, cannot disclaim all potential conflicts of interest with respect to the Company or all interest in seeking a transaction with the Company because, while Moab has not sought and has no current arrangement or understanding with respect to any transactions with the Company, other than purchases and sales of the stock of the Company, Moab would be open to considering a proposal to participate in the acquisition of the Company if in the future a beneficial opportunity or invitation presented itself. In such a case, of course Mr. Rothenberg would abstain from participating and Moab would vote for such a transaction only if a majority of the other shareholders who voted approved it. Moab would also be open to considering an acquisition in which it is not involved.”

Proposal 2 – Moab Recommends a Vote FOR Proposal 2

21.	Please revise your disclosure to clarify that the “similar” stockholder proposal submitted at the 2012 Annual Meeting requested an amendment to the By-Laws of the company, rather than the Amended and Restated Certificate of Incorporation. In addition, clarify that the stockholder proposal was not approved, as the affirmative vote of at least three- fourths of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal was not reached. Please refer to the voting results for each of the proposals at the company’s 2012 Annual Meeting announced in the Item 5.07 Form 8-K filed by the company on June 13, 2012.

RESPONSE: The disclosure in Proposal 2 in the Revised Proxy Statement in regards to the prior similar proposal by Mac-Gray stockholders has been revised as follows to clarify the scope and results of the prior proposal [emphasis added to revisions]: “Moab believes that amendment of the Company’s charter document is appropriate given that stockholders made a similar proposal, which related only to the bylaws, at the 2012 Annual Meeting. Moab further notes that, according to the Company’s Form 8-K filed with the SEC on June 13, 2012 to announce the voting results for the proposals at the 2012 Annual Meeting, holders of 7,503,813 shares of Mac-Gray common stock approved the proposal (58.8%), but not the 75% majority required to pass the proposal.”

22.	Explain the impact on Moab as a significant shareholder of the company if this proposal is approved.

May 8, 2013

RESPONSE: If Proposal 2 is approved, Moab and other holders would be more easily able to join other holders in other amendments to the bylaws.

Solicitation

23.	Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

RESPONSE: Moab confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

Written Statement of Participants

Moab has attached as Exhibit B hereto a written statement from each of our participants and filing persons acknowledging that:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at the number referenced above or Peter J. Tennyson at (714) 668-6237.

Sincerely,

Alicia Harrison

for PAUL HASTINGS LLP

May 8, 2013

Exhibit A

Vendor Prices Increases and Management

Filing title	Year or quarter covered	Language about price increase	Page number

10-K	Annual Report 2000- filed 4/2/2001	“The Laundry sales increase is the result of increased penetration of certain markets and price increases.”	9

10-Q	1st Quarter 2001- filed 5/15/2001	“The increase in laundry and reprographics revenue was the result of increased laundry route revenue, attributable to an increase in the number of laundry machines placed in service, increases in vending rates and continued improvement in route operational procedures, as compared to the same period a year ago.”	13

10-K	Annual Report 2001- filed 3/29/2002	“Increases in vending rates also contributed to the overall revenue increase.”	14

10-K	Annual Report 2002- filed 3/28/2003	“The decreases were partially offset by machines added to the total number in service, increases in vend rates, and continued conversion from coin-operated equipment to higher revenue generating card-operated equipment. Increases in machine vend rates are typically taken at locations which have not had an increase in vend price for over a year. An increase in vend price at a coin-operated location will typically be in increments of $0.25 per use, whereas at a card-operated location the increase may vary due to technology allowing for increases at more flexible increments.”	11

10-Q	1st Quarter 2003- filed 5/14/2003	“In the first quarter of 2003, the Company compensated for this loss in revenue in several ways, including adding additional laundry equipment to its route operation and continuing a program of vend increases.”	18

10-Q	2nd Quarter 2003- filed 8/14/2003	“In the first six months of 2003, the Company compensated for this loss in revenue in several ways, including adding laundry equipment to its route operation and continuing a program of vending price increases.”	20

10-Q	3rd Quarter 2003- filed 11/14/2003	“In the first nine months of 2003, the Company compensated for this loss in revenue in several ways, including the installation of additional laundry equipment to its facility management operation and continuing a program of vending price increases.”	20

10-K	Annual Report 2003- filed 3/30/2004	“This increase is primarily due to an increase in the number of machines in service, increases in vend rates, and continued conversion from coin-operated equipment to higher revenue generating card-operated equipment, partially offset by a decrease in revenue caused by an increase in apartment vacancy rates in all of the Company’s laundry facilities management markets.”	11

May 8, 2013

10-Q	1st Quarter 2004- filed 5/14/2004	“The remaining $1,288 of this increase was attributable primarily to laundry equipment added in the field since a year ago as well as selected vend price increases.”	21

10-Q	2nd Quarter 2004- filed 8/16/2004	“The remainder of these increases was attributable primarily to laundry equipment added in the field since a year ago, selected vend price increases, and usage increases in certain geographical areas.”	21

10-Q	3rd Quarter 2004- filed 11/12/2004	“The remainder of these increases was attributable primarily to laundry equipment added in the field since a year ago, selected vend price increases, and usage increases in certain geographical areas.”	21

10-K	Annual Report 2004- filed 3/31/2005	“Organic growth in 2004 was derived from the net addition of assets placed in the field, vending price increases, increase in usage of installed equipment, and the conversion of coin-operated to card-operated equipment.”	15

10-Q	1st Quarter 2005- filed 5/16/2005	“The remaining $2,334 of this increase was attributable primarily to the placement of additional laundry equipment in the field as well as selected vend price increases.”	21

10-Q	2nd Quarter 2005- filed 8/1/2005	“The remainder of these increases is attributable primarily to the net increase in the number of revenue generating laundry installed equipment, selected vend-price increases, a net increase in the usage of installed equipment and an increase in revenue associated with the conversion of coin-operated systems to debit-card-operated systems.”	25

10-Q	3rd Quarter 2005- filed 11/14/2005	“The remainder of these increases is attributable primarily to the net increase in the number of revenue generating laundry installed equipment, selected vend-price increases, a net increase in the usage of installed equipment and an increase in revenue associated with the conversion of coin-operated systems to debit-card-operated systems.”	24-25

10-K	Annual Report 2005- filed 3/31/2006	“The remainder of the increase is attributable primarily to the net increase in the number of revenue generating laundry installed equipment, selected vend-price increases, a net increase in the usage of installed equipment and an increase in revenue associated with the conversion of coin-operated systems to card-operated systems.”	21

10-Q	1st Quarter 2006- filed 5/15/2006	“The increase is attributable primarily to the January 20, 2006 acquisition, a full quarter of activity attributable to the January 10, 2005 acquisition, selected vend-price increases, a net increase in the usage of installed equipment and an increase in revenue associated with the conversion of coin-operated systems to card-operated systems.”	21

10-Q	2nd Quarter 2006- filed 8/14/2006	“The increase is attributable primarily to the January 20th 2006 acquisition and, for the six month increase, the May 23rd 2006 acquisition, a full quarter of activity attributable to the January 10, 2005 acquisition, selected vend-price increases, a net increase in the usage of installed equipment and an increase in revenue associated with the conversion of coin-operated systems to card-operated systems.”	24

May 8, 2013

10-Q	3rd Quarter 2006- filed 11/14/2006	“The remaining increases for the three and nine months ended September 30, 2006 are attributable primarily to selected vend-price increases, a net increase in the usage of installed equipment and an increase in revenue associated with the conversion of coin-operated systems to card-operated systems.”	24

10-K	Annual Report 2006- filed 3/16/2007	“This increase is attributable to increases in revenue in the laundry facilities management business unit, primarily due to the impact of several acquisitions during 2006, organic growth in the number of management contracts and vend increases partially offset to a small extent by decreases in revenue in the reprographics business unit.”	20

10-Q	1st Quarter 2007- filed 5/10/2007	The increase in revenue for the three months ended March 31, 2007 is attributable to an increased installed base as well as the benefit of vend increases instituted in the latter half of 2006 and first quarter of 2007.	20

10-Q	2nd Quarter 2007- filed 8/9/2007	“The increase in revenue for the six months ended June 30, 2007 is attributable to an increased installed base, the impact of acquisitions as well as the benefit of vend increases instituted in the latter half of 2006 and first quarter of 2007 which was tempered by the decrease in revenues in certain geographic markets.”	20

10-Q	3rd Quarter 2007- filed 11/9/2007	“The remaining increases are attributable primarily to the placement of additional laundry equipment in the field as well as selected vend price increases.”	20-21

10-K	Annual Report 2007- filed 3/14/2008	“This growth in revenue is primarily attributable to an increase in laundry facilities management revenue associated with several acquisitions in 2006, additional laundry leases through organic growth, and vend increases.”	25

10-Q	1st Quarter 2008- filed 5/9/2008	“The remaining increases are attributable primarily to the placement of additional laundry equipment in the field as well as selected vend price increases.”	22

10-Q	2nd Quarter 2008- filed 8/8/2008	“The remaining increases are attributable primarily to the placement of additional laundry equipment in the field as well as selected vend price increases.”	21

10-Q	3rd Quarter 2008- filed 11/7/2008	“The increase in laundry facilities management revenue for the three and nine months ended September 30, 2008 compared to the same periods in 2007 is attributable to the revenue associated with the laundry facilities management businesses acquired from Hof and ALC, and, to a lesser extent, to the placement of additional laundry equipment in the field as well as selected vend price increases.”	20

May 8, 2013

10-Q	1st Quarter 2009- filed 5/11/2009	“The increase in laundry facilities management revenue for the three months ended March 31, 2009 compared to the same periods in 2008 is attributable to $15,087 of revenue associated with the laundry facilities management businesses acquired from ALC, and, to a lesser extent, to the placement of additional laundry equipment in the field as well as selected vend price increases.”	22

10-Q	2nd Quarter 2009- filed 8/10/2009	“Facilities management revenue decreased by $2,796, or 4%, to $76,035 for the three months ended June 30, 2009 compared to $78,831 for the three months ended June 30, 2008. The decrease in revenue is the result of reduced usage of the Company’s equipment in apartment building laundry rooms as a result of increased apartment vacancy rates in certain markets, particularly in the Southeast and the Southwest, partially offset by the Company’s vend increase program.”	22

10-Q	3rd Quarter 2009- filed 11/6/2009	“To a lesser extent, the decrease in revenue is attributable to the termination of contracts we have chosen not to renew, partially offset by the Company’s vend increase program.”	21

10-K	Annual Report 2009- filed 3/16/2010	“To a lesser extent, the decrease in revenue is attributable to the termination of contracts we have chosen not to renew, partially offset by the Company’s vend increase program.”	20

10-Q	1st Quarter 2010- filed 5/10/2010	“To a lesser extent, the decrease in revenue is attributable to the termination of contracts we have chosen not to renew, partially offset by the Company’s vend increase program.”	20

10-Q	2nd Quarter 2010- filed 8/6/2010	“These decreases are partially offset by the Company’s ability to add new higher margin contracts and the Company’s vend increase program.”	19

10-Q	3rd Quarter 2010- filed 11/5/2010	“These decreases are partially offset by the Company’s ability to add new higher margin contracts and the Company’s vend increase program.”	19

10-K	Annual Report 2010- filed 3/14/2011	“These decreases are partially offset by our ability to add new contracts and our vend increase program.”	20

10-Q	1st Quarter 2011- filed 5/6/2011	“The increases in revenues are also attributable to the Company’s program of increasing vend prices.”	21

10-Q	2nd Quarter 2011- filed 8/5/2011	“The Company has undertaken a comprehensive review of vend prices in certain markets and is instituting vend increases where appropriate. The increase in revenue is attributable in part to this program.”	23

10-Q	3rd Quarter 2011- filed 11/4/2011	The Company has undertaken a comprehensive review of vend prices in certain markets and has instituted vend increases where appropriate. The increase in revenue is attributable in part to this program.	23

May 8, 2013

10-K	Annual Report 2011- filed 3/9/2012	“The increase in revenue is attributable to our vend increase program, our ability to add new contracts partially offsetting lost or non-renewed contracts and a decrease in vacancy rates in some markets.”	20

10-Q	1st Quarter 2012- filed 5/10/2012	“The increase in revenue is the result of the net increased usage of the Company’s equipment in the markets in which the Company conducts business and vend price increases.” “The Company has resumed its review of vend pricing, which it had suspended during the economic downturn, in certain markets and has instituted vend increases where appropriate.”	20

10-Q	2nd Quarter 2012- filed 8/9/2012	“The slight decrease in revenue in the three months ended June 30, 2012 and the increase in revenue for the six months ended June 30, 2012 compared to the same periods in the prior year reflect the cumulative impact of our vend price management initiatives, equipment usage, and general economic uncertainty implied in the apparent decline in consumer spending.”	21

10-Q	3rd Quarter 2012- filed 11/9/2012	“The slight increase in revenue in the three and nine months ended September 30, 2012 compared to the same periods in the prior year reflect the cumulative impact of our vend price management initiatives, equipment usage, and general economic uncertainty implied by the decline in consumer spending.”	21

10-K	Annual Report 2012- filed 3/15/2013	“The slight increase in revenue reflects the cumulative impact of our vend price management initiatives, equipment usage, and less general economic uncertainty implied by the decline in consumer spending.”	20

May 8, 2013

EXHIBIT B

Written Statements by Proxy Participants